FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 13, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2008

November 13, 2008

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces its unaudited consolidated US GAAP financial results for the three months ended September 30, 2008.

Key Financial Highlights of Q3 2008

•                  Consolidated revenues up 27% y-o-y to $2,812 million due to subscriber additions, rising voice traffic and VAS adoption throughout the Group

•                  Consolidated OIBDA(1) up 23.7% to $1,453 million y-o-y with 51.7% OIBDA margin due to continued benefits from cost optimization initiatives and sustained revenue growth

•                  Consolidated net income down 21.3% y-o-y to $515.6 million as effective financial management was offset by period non-cash FOREX loss through US GAAP translation of US dollar-denominated debt

•                  Free cash-flow(2) positive with $1,745 million for the nine months of 2008 due to sustained revenue growth of the Group

•                  Guidance for FY2008

•                  MTS reiterates its revenue guidance of 25% revenue growth based on current exchange rates of national currency

•                  MTS affirms its OIBDA margin guidance of 50%

•                  MTS reduces its CAPEX outlook from $2.5 billion to $2.0 billion through currency factors, engagement with suppliers to extract favorable payment terms and delays in launching HSPA-enabled networks in Moscow

(1)          See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)          See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Key Corporate and Industry Highlights

•                  Repurchase of 37.8 mln shares as part of reorganization of Bashcell and MSS in August 2008

•                  Credit rating upgrade by S&P to “BB” from “BB-” with positive outlook in August 2008

•                  Launch of add’l 3G networks in Novosibirsk, Norilsk and Vladivostok in September 2008

•                  Launch of 3G test zone in Uzbekistan in October 2008

•                  Launch of iPhone 3G sales in October 2008

•                  Expansion of Board from seven to nine members with three independent in October 2008

•                  Placement of two 10 billion ruble bonds in October 2008

•                  Signing of a non-equity strategic partnership agreement with Vodafone in October 2008

•                  On-going cost optimization initiatives aimed at sustaining Group profitability

Additional developments

•                  The average ruble-to-dollar rate for the period rose 2.6% from 23.6 to 24.3, a trend that will negatively impact our financial results

•                  Since the end of the period, the national currencies of our markets of operation have weakened, which will in turn negatively impact our financial results

•                  MTS acknowledges that the current macroeconomic environment and global difficulties within the financial sector make it difficult to attract additional financing

Commentary

Mr. Mikhail Shamolin, President and Chief Executive Officer, commented, “We are pleased to deliver our sixth consecutive quarter of profitable growth despite weakening currency factors in our core markets late in the period. We are maintaining our strong OIBDA margin through revenue growth and our on-going efficiency improvements. Our performance validates our 3+2 strategy of pursuing profitable growth as we witness rising voice and data traffic in all of our markets.”

Mr. Shamolin added, “Our decline in earnings is directly attributable to the US GAAP translation of our US dollar-denominated debt. As is evident by our recent issuance of RUR 30 billion, we are working to more closely match our revenues with debt so as to stabilize future earnings performance. Though we see signs of a weakening macroeconomic environment both globally and in our markets of operation, we are confident that the nature of our product and the efficiency of the organization is well-positioned to meet whatever challenges may lay ahead.”

Financial Summary (unaudited)

US$ million	Q3’08	Q3’07	y-o-y		Q2’08	q-o-q
Revenues	2,812.3	2,216.0	26.9%		2,635.5	6.7%
OIBDA	1,453.2	1,174.7	23.7%		1,349.5	7.7%
- margin	51.7%	53.0%	-1.3	pp	51.2%	+0.5	pp
Net operating income	935.5	801.8	16.7%		857.2	9.1%
- margin	33.3%	36.2%	-2.9	pp	32.5%	+0.8	pp
Net income	515.6	654.7	-21.3%		659.2	-21.8%

Group Financial Developments

CAPEX

MTS’ expenditure on property, plant and equipment in the third quarter totaled approximately $550 million, of which $358 million was invested in Russia, $127 million in Ukraine, $48 million in Uzbekistan, $13 million in Turkmenistan and $4 million in Armenia.

MTS spent approximately $113 million on the purchase of intangible assets during the quarter of which $100 million was spent in Russia, $11 million in Ukraine, $0.13 million in Uzbekistan, $1.6 million in Turkmenistan and $0.76 million in Armenia.

Debt and Cash Flows

As of September 30, 2008, MTS’ total debt(3) was at $3.2 billion, resulting in a ratio of total debt to LTM OIBDA(4) of 0.6 times. Net debt amounted to $2.5 billion at the end of the quarter and the net debt to LTM OIBDA of 0.5 times. The Company was free cash-flow positive with $1.7 billion for the nine months of 2008.

(3)          Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(4)          LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

In October 2008, MTS was successful in placing two ruble bonds worth a total of RUR 20 billion.

Repurchases

During the third quarter, MTS spent approximately RUR 11.1 billion (or $450 million) on the repurchase of 37.8 million ordinary shares in conjunction with the mandatory buyback of securities related to the merger of two subsidiaries. In addition, the Company purchased an additional 2.8 million ADRs through its existing share repurchase program. The repurchases bring the total number of shares on the balance sheet to 102.2 million shares, roughly 65% of which is in the form of ADRs.

Group Operating Review

Market Growth

Mobile penetration(5) in markets of operation was:

•                  Up from 119% to 124% in Russia;

•                  Up from 119 to 120% in Ukraine;

•                  Up from 33% to 38% in Uzbekistan;

•                  Up from 12% to 16% in Turkmenistan;

•                  Up from 67% to 80% in Armenia;

•                  Up from 80% to 83% in Belarus.

(5)          The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

Subscriber Development

The Company added approximately 0.6 million new customers during the third quarter of 2008 on a consolidated basis that were all added organically. During the quarter MTS:

•                  Added 0.5 million subscribers in Russia;

•                  Churned 1 million subscribers in Ukraine;

•                  Added 0.7 million subscribers in Uzbekistan;

•                  Added 190 thousand subscribers in Turkmenistan;

•                  Added 290 thousand subscribers in Armenia.

Our Belarus operations added approximately 130 thousand subscribers during the quarter.

Key Subscriber Statistics

(mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Total consolidated subscribers, eop	77.97	81.97	84.94	86.94	87.57
Russia	54.42	57.43	59.90	61.38	61.88
Ukraine	19.91	20.00	19.61	19.13	18.09
Uzbekistan(6)	2.29	2.80	3.56	4.37	5.06
Turkmenistan	0.29	0.36	0.47	0.57	0.76
Armenia	1.07	1.38	1.42	1.49	1.78
MTS Belarus(7)	3.66	3.80	3.94	4.03	4.16

(6)          Staring from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan

(7)          MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Market Share

MTS maintained its leading position in the majority of its markets of operation during the third quarter:

•                  Decreased from 36% to 35% in Russia;

•                  Decreased from 35% to 33% in Ukraine;

•                  Maintained at 49% in Uzbekistan;

•                  Increased from 86% to 87% in Turkmenistan;

•                  Decreased from 70% to 69% in Armenia.

In Belarus, the market share maintained at 52%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 85% of gross additions in Russia and 95% in Ukraine in the third quarter. At the end of the quarter, 87% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 91%.

Russia Highlights

US$ mln	Q3’08	Q3’07	y-o-y		Q2’08	q-o-q
Revenues	2,166.7	1,667.1	30.0%		2,020.3	7.3%
OIBDA	1,115.2	880.9	26.6%		1,034.6	7.7%
- margin	51.5%	52.8%	-1.3	pp	51.2%	+0.3	pp
Net income	377.5	507.9	-25.7%		538.3	-29.8%
CAPEX	457.4	207.2	121%		285.9	60.0%
- as % of rev	21.1%	12.4%	+8.6	pp	14.1%	+6.9	pp

	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
ARPU (US$)(8)	10.2	10.0	10.1	11.0	11.5
MOU (min)	167	187	193	207	213
Churn rate (%)	7.1	5.1	4.8	6.6	9.1
SAC (US$)	24.3	26.6	29.5	30.1	26.1

(8)          ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

In Q3 2008 MTS introduced a new dealer compensation arrangement to some of its products that allows the company to reduce its dealer commissions. This is part of our effort to fully migrate to a revenue-sharing structure with our partners. This resulted in a roughly 1 pp improvement in our Russia OIBDA for the period.

Ukraine Highlights

US$ mln	Q3’08	Q3’07	y-o-y		Q2’08	q-o-q
Revenues	465.3	438.5	6.1%		434.0	7.2%
OIBDA	224.6	219.7	2.3%		202.6	10.8%
- margin	48.3%	50.1%	-1.8	pp	46.7%	+1.6	pp
Net income	74.3	95.0	-21.8%		75.4	-1.5%
CAPEX	138.6	125.8	10.1%		208.6	-34.0%
- as % of rev	29.8%	28.7%	+1.1	pp	48.1%	-18.3	pp

	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
ARPU (US$)	7.3	7.1	6.8	7.4	8.2
MOU (min)	162	163	175	239	329
Churn rate (%)	12.5	14.4	10.3	10.7	15.8
SAC (US$)	10.9	12.7	13.8	13.0	10.3

Uzbekistan Highlights

US$ mln	Q3’08	Q3’07	y-o-y		Q2’08	q-o-q
Revenues	103.1	65.8	56.8%		93.2	10.6%
OIBDA	65.5	41.1	59.3%		57.7	13.4%
- margin	63.5%	62.5%	+1.0	pp	61.9%	+1.6	pp
Net income	43.5	24.8	75.4%		40.1	8.5%
CAPEX	48.1	4.7	923%		39.3	22.9%
- as % of rev	46.6%	7.1%	+39.5	pp	42.2%	+4.4	pp

	Q3’07	Q4’07	Q1’08(9)	Q2’08	Q3’08
ARPU (US$)	10.3	10.0	8.3	7.8	7.3
MOU (min)	565	574	520	575	525
Churn rate (%)	14.3	13.5	2.8	4.0	7.3
SAC (US$)	4.4	4.8	7.0	7.5	7.7

(9)          In Q1 2008, MTS Uzbekistan moved away from a two-month to a six-month churn policy.

Turkmenistan Highlights(10)

US$ mln	Q3’08	Q3’07	y-o-y		Q2’08	q-o-q
Revenues	20.2	45.3	-55.3%		34.2	-41.0%
OIBDA	8.5	28.1	-69.5%		21.6	-60.6%
- margin	42.3%	62.0%	-20	pp	63.0%	-20.7	pp
Net income	1.7	26.9	-93.6%		6.1	-71.8%
CAPEX	14.1	1.0	1310.9%		8.4	67.8%
- as % of rev	69.8%	2.2%	+67.8	pp	24.6%	+45.4	pp

(10)    On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan that established the official exchange rate at 14,250 Manat per 1 USD.

	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
ARPU (US$)	57.4	48.1	35.4	21.9	10.0
MOU (min)	299	282	273	291	277
Churn rate (%)	8.6	5.5	5.0	4.4	2.0
SAC (US$)	20.8	19.7	14.8	12.1	5.5

Armenia Highlights

US$ mln	Q3’08	Q3’07(11)	y-o-y	Q2’08	q-o-q
Revenues	75.0	8.3	n/a	61.5	22.0%
OIBDA	39.4	5.0	n/a	33.0	19.4%
- margin	52.5%	59.8%	n/a	53.7%	-1.2	pp
Net income /(loss)	18.5	0.1	n/a	(0.7)	n/a
CAPEX	5.0	0.0	n/a	2.7	85.2%
- as % of rev	6.7%	n/a	n/a	4.4%	+2.3	pp

(11)    Date of purchase was September 14, 2007.

	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
ARPU (US$)	15.7	15.9	13.1	14.1	15.2
MOU (min)	n/a	n/a	157	183	202
Churn rate (%)	n/a	n/a	8.0	7.7	7.2
SAC (US$)	12.9	15.2	26.7	27.1	17.2

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel:+7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 87.57 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Third Quarter 2008
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (US$ mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating income	801.8	643.8	704.6	857.2	935.5
Add: D&A	372.9	483.0	470.9	492.2	517.7
OIBDA	1,174.7	1,126.9	1,175.5	1,349.5	1453.2

Russia (US$ mln)	Q3’07		Q4’07		Q1’08	Q2’08	Q3’08
Operating income	612.0		469.3		562.5	701.4	761.0
Add: D&A	268.8		352.7		314.9	333.2	354.2
OIBDA	880.9	(12)	822.0	(13)	877.4	1,034.6	1115.2

(12)    Including intercompany of $2.2 mln.

(13)    Including intercompany of $0.4 mln.

Ukraine (US$ mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating income	136.7	106.7	85.4	91.4	103.2
Add: D&A	83.1	88.1	104.8	111.2	121.3
OIBDA	219.7	194.8	190.1	202.6	224.6

Uzbekistan (US$ mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating income	27.0	35.2	35.1	42.8	48.9
Add: D&A	14.1	13.5	13.9	14.9	16.6
OIBDA	41.1	48.7	49.1	57.7	65.5

Turkmenistan (US$ mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating income	22.6	22.9	21.9	17.9	6.8
Add: D&A	5.4	5.7	5.1	3.7	1.7
OIBDA	28.1	28.6	26.9	21.6	8.5

Armenia (US$ mln)	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating income/ (loss)	3.5	9.7	(0.3)	3.8	15.6
Add: D&A	1.5	23.0	32.2	29.2	23.8
OIBDA	5.0	32.7	32.0	33.0	39.4

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	36.2%	27.7%	29.6%	32.5%	33.3%
Add: D&A	16.8%	20.7%	19.8%	18.7%	18.4%
OIBDA margin	53.0%	48.4%	49.4%	51.2%	51.7%

Russia	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	36.6%	27.2%	31.3%	34.7%	35.1%
Add: D&A	16.1%	20.5%	17.5%	16.5%	16.4%
OIBDA margin	52.8%	47.7%	48.8%	51.2%	51.5%

Ukraine	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	31.2%	25.1%	20.9%	21.1%	22.2%
Add: D&A	18.9%	20.7%	25.6%	25.6%	26.1%
OIBDA margin	50.1%	45.8%	46.5%	46.7%	48.3%

Uzbekistan	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	41.0%	45.9%	44.3%	46.0%	47.4%
Add: D&A	21.5%	17.6%	17.6%	16.0%	16.1%
OIBDA margin	62.5%	63.6%	61.8%	61.9%	63.5%

Turkmenistan	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	50.0%	49.1%	50.0%	52.1%	33.9%
Add: D&A	12.0%	12.3%	11.6%	10.9%	8.4%
OIBDA margin	62.0%	61.4%	61.6%	63.0%	42.3%

Armenia	Q3’07	Q4’07	Q1’08	Q2’08	Q3’08
Operating margin	41.9%	16.7%	(0.5)%	6.1%	20.7%
Add: D&A	17.9%	39.5%	58.5%	47.5%	31.7%
OIBDA margin	59.8%	56.2%	57.9%	53.7%	52.5%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ mln	As of Dec 31, 2007	As of Sep 30, 2008
Current portion of debt and of capital lease obligations	713.3	990.4
Long-term debt	2,686.5	2196.5
Capital lease obligations	1.9	3.4
Total debt	3,401.7	3190.3
Less:
Cash and cash equivalents	(634.5)	(627.2)
Short-term investments	(15.8)	(40.5)
Net debt	2,751.4	2522.6

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Three months ended Dec 31, 2007	Nine months ended Sep 30, 2008	Twelve months ended Sep 30, 2008
US$ mln	A	B	C=A+B
Net operating income	644	2497	3141
Add: depreciation and amortization	483	1481	1964
OIBDA	1127	3978	5105

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ mln	For the nine months ended Sep 30, 2007	For the nine months ended Sep 30, 2008
Net cash provided by operating activities	2543.4	3301.1
Less:
Purchases of property, plant and equipment	(735.3)	(1271.4)
Purchases of intangible assets	(91.3)	(279.3)
Proceeds from sale of property, plant and equipment	12.7	68.8
Purchases of other investments	2.8	(32.2)
Investments in and advances to associates	(2.9)	(4.5)
Acquisition of subsidiaries, net of cash acquired	(719.9)	(37.4)
Free cash-flow	1009.5	1745.1

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net operating revenue
Service revenue and connection fees	$2,796,870	$2,195,577	$7,800,947	$5,868,683
Sales of handsets and accessories	$15,442	20,437	26,031	57,332
	2,812,312	2,216,014	7,826,978	5,926,015
Operating expenses
Cost of services	601,518	458,340	1,733,322	1,226,979
Cost of handsets and accessories	44,685	41,983	99,006	115,861
Sales and marketing expenses	221,640	194,128	662,762	493,105
General and administrative expenses	407,207	299,375	1,144,669	847,634
Depreciation and amortization	517,746	372,911	1,480,854	1,006,505
Provision for doubtful accounts	41,600	22,430	96,113	60,761
Other operating expenses	42,462	25,049	112,950	85,144

Net operating income	935,454	801,798	2,497,302	2,090,026

Currency exchange and transaction gains	195,293	(81,022)	68,669	(131,190)

Other expenses / (income):
Interest income	(10,264)	(12,522)	(20,519)	(30,065)
Interest expense, net of amounts capitalized	34,902	39,074	106,287	114,489
Other expenses / (income)	(9,242)	(14,468)	(27,701)	(47,154)
Total other expenses, net	15,396	12,084	58,067	37,270

Income before provision for income taxes and minority interest	724,765	870,736	2,370,566	2,183,946

Provision for income taxes	202,068	215,710	578,170	559,726

Minority interest	7,136	300	7,478	13,037

Net income	$515,561	$654,726	$1,784,918	$1,611,183
Weighted average number of common shares outstanding, in thousands - basic	1,923,549	1,973,082	1,934,261	1,975,444
Earnings per share - basic and diluted	0.27	0.33	0.92	0.82

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30,	As of December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$627,242	$634,498
Short-term investments	40,481	15,776
Trade receivables, net	472,007	386,608
Accounts receivable, related parties	21,699	25,004
Inventory and spare parts	140,730	140,932
VAT receivable	99,744	310,548
Prepaid expenses and other current assets	686,142	433,291
Total current assets	2,088,045	1,946,657

PROPERTY, PLANT AND EQUIPMENT	6,827,658	6,607,315

INTANGIBLE ASSETS	1,926,370	2,095,468

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	252,410	195,908

OTHER INVESTMENTS	33,558	1,355

OTHER ASSETS	81,943	119,964

Total assets	11,209,984	10,966,667

CURRENT LIABILITIES
Accounts payable	611,608	486,666
Accrued expenses and other current liabilities	2,095,997	1,251,233
Accounts payable, related parties	105,925	160,253
Current portion of long-term debt, capital lease obligations	990,387	713,282
Total current liabilities	3,803,917	2,611,434

LONG-TERM LIABILITIES
Long-term debt	2,196,537	2,686,509
Capital lease obligations	3,416	1,876
Deferred income taxes	70,340	114,171
Deferred revenue and other	98,255	89,696
Total long-term liabilities	2,368,548	2,892,252

Total liabilities	6,172,465	5,503,686

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	21,364	20,051

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as September 30, 2008 and December 31, 2007 (777,396,505 of which are in the form of ADS as of September 30, 2008 and December 31, 2007)	50,558	50,558
Treasury stock (102,244,026 and 32,476,837 common shares at cost as of September 30, 2008 and December 31, 2007)	(1,357,256)	(368,352)
Additional paid-in capital	590,395	579,520
Accumulated other comprehensive income	691,448	704,189
Retained earnings	5,041,010	4,477,015
Total shareholders’ equity	5,016,155	5,442,930

Total liabilities and shareholders’ equity	$11,209,984	$10,966,667

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of U.S. dollars)

	Nine months ended	Nine months ended
	September 30, 2008	September 30, 2007

Net cash provided by operating activities	3,301,139	2,548,115

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(37,432)	(719,928)
Purchases of property, plant and equipment	(1,271,402)	(735,337)
Purchases of intangible assets	(279,275)	(91,299)
Proceeds from sale of property, plant and equipment and assets held for sale	68,844	12,747
Purchases of short-term investments	(73,483)	(220,977)
Proceeds from sale of short-term investments	54,965	266,741
Purchase of other investments	(32,209)	—
Proceeds from sales of other investments	—	2,808
Investments in and advances to associates	(4,553)	(2,917)
(Increase)/decrease in restricted cash	26,706	(670)
Net cash used in investing activities	(1,547,839)	(1,488,832)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	8,817	6,057
Proceeds from issuance of notes	426,307	—
Repurchase of common stock	(1,060,787)	(121,819)
Repayment of notes	(400,000)	—
Notes and debt issuance cost	(278)	(1,780)
Capital lease obligation principal paid	(4,169)	(3,146)
Dividends paid	(406,066)	(537,394)
Proceeds from loans	105,105	125,558
Loan principal paid	(313,606)	(115,854)
Net cash used in financing activities	(1,644,677)	(648,378)

Effect of exchange rate changes on cash and cash equivalents	(115,879)	4,317

NET INCREASE IN CASH AND CASH EQUIVALENTS:	(7,256)	415,222

CASH AND CASH EQUIVALENTS, at beginning of period	634,498	219,989

CASH AND CASH EQUIVALENTS, at end of period	$627,242	$635,211

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 13, 2008